FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2004.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. NIDEC CORPORATION TO REVISE CONSOLIDATED FINANCIAL FORECASTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 26, 2004, in Kyoto, Japan

NIDEC CORPORATION TO REVISE CONSOLIDATED FINANCIAL FORECASTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

Nidec Corporation today announces that it is revising its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2004 as shown below.

1. Revised consolidated financial forecasts for the six months ended September 30, 2004 (U.S. GAAP).

(From April 1, 2004 to September 30, 2004)					(Yen in millions)
	For the six months ended September 30, 2004				Results for the six months ended September 30, 2003
	Previous forecasts (Released on April 23, 2004)	Revised forecasts	Change amount	Change ratio
Net sales	210,000	236,000	26,000	12.4%	119,040
Operating income	20,000	24,000	4,000	20.0%	11,325
Income before provision income taxes	18,000	27,000	9,000	50.0%	9,569
Net income	9,500	16,000	6,500	68.4%	8,403

2. Revised non-consolidated financial forecasts for the six months ended September 30, 2004 (JAPAN GAAP).

(From April 1, 2004 to September 30, 2004)					(Yen in millions)
	For the six months ended September 30, 2004				Results for the six months ended September 30, 2003
	Previous forecasts (As of April 23, 2004)	Revised Forecasts	Change amount	Change ratio
Net sales	55,000	59,500	4,500	8.2%	59,614
Operating income	100	650	550	550.0%	645
Recurring income	2,500	5,900	3,400	136.0%	2,381
Net income	1,600	4,900	3,300	206.3%	1,801

3. The reason for revision

1) Consolidated and non-consolidated financial results for the six months ended September 30, 2004 are expected to exceed the previously forecasted levels released on April 23, 2004 both in sales and operating income. All business segments, most notably the “Small Precision Motors”, “Optical and Electronic Components” and “Machinery” segments, posted favorable sales and profits, benefiting in part from yen’s exchange value depreciated more than initially anticipated against the U.S. dollar. Operating income also increased due to unexpectedly large income increases recorded by the company’s consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd. and Nidec Copal Corporation. Increases in consolidated income before income tax and non-consolidated recurring income came as a result of said operating income increases and yen’s depreciation elevating the value of the company's U.S dollar-denominated assets. As a result, net income also increased significantly to a level exceeding the company's original expectation.

2) Reflecting the foregoing revision, the company's previous forecasts for the full year ending March 31, 2005 will also be revised. The updated full-year forecast will be released on October 29, 2004, simultaneously with the announcement of the results for the six months ended September 30, 2004.

 Forward Looking Statements:

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

 Notice

 First-half Financial Results Announcement: Friday, October 29, 2004

 Conference Call: Monday, November 1, 2004, at 9 a.m. EST

              (www.nidec.co.jp/english/ir/streamtop_telecon.html)

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